J. Brian Palmer Chief Accounting Officer

July 9, 2008

Mr. Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Dear Jim,

We have received your letter dated June 26, 2008.  We currently anticipate providing our responses to you by August 11, 2008.  Should you have any questions, I can be reached at (617) 725-7118.

Sincerely,

/s/ J. Brian Palmer

CC:	Sasha Parikh
Lisa Vanjoske

Corporate Headquarters:	Executive Offices:
White Mountains Insurance Group, Ltd.	White Mountains Insurance Group, Ltd.
The Bank of Butterfield Building	80 South Main Street, Hanover, NH 03755
42 Reid Street, Hamilton HM 12, Bermuda	Ph: 617-725-7118 ó Fax: 617-725-7120
Ph: 441-278-3160 ó Fax: 441-278-3170	E-mail: bpalmer@whitemountains.com